Exhibit 99.3


                          [FRONT COVER]

















                          ANNUAL REPORT

























                                     WEST JERSEY BANCSHARES, INC.
                                     1994

TO OUR STOCKHOLDERS


     We are very pleased to report that 1994 was another excellent year for your Bank. New records were established in practically all performance categories. Earnings increased 17% to more than $600,000. At year end, our assets were at $92.5 million, representing an increase of $21.6 million or 31% over the previous year. Fourth Quarter earnings of $153,800 represents a substantial increase over the same quarter a year ago.

     In addition, loans increased by 22% to $67.7 million and deposits increased by 34% to $84.7 million. Earnings per share, at $.31, represents an impressive 17% increase over 1993.

     Our "Satisfactory" Community Reinvestment Act (CRA) rating is testimony of our commitment to reach families and businesses in our designated communities with special products and services.

     As an approved FNMA, FHA and VA lender, our mortgage origination activity, implemented a little more than a year ago, continues to be a significant source of revenue for your Bank, with originations of residential mortgages at $70 million for the period.

     In the area of commercial banking, we've expanded our SBA-approved lending activities giving us excellent access into the business community while providing us with a portfolio of high yield, government-guaranteed loans.

     For the immediate future, we intend to enhance and expand our current products and services as well as continue to develop and market products and services that best meet the requirements of both your Bank and the public.

     As we move forward, your Bank's focus will be on asset quality, capital adequacy and controlled growth of assets and operating expenses. We look to 1995 and beyond, confident that we have taken steps to continually strengthen our organization and enhance the opportunity for even greater improvement in future performance. We have the ability, enthusiasm and commitment to meet our objectives.

     The Board of Directors and officers appreciate the loyalty and support of our stockholders, customers and staff during the past year.

/s/ Michael J. McGrath, Sr.        /s/ John A. Van Voorhis
Michael J. McGrath, Sr.            John A. Van Voorhis
Chairman of the Board              President and Chief Executive
                                     Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Dollars in Thousands Except for Per Share Data)


Results of Operations

     The Company experienced net income of $600, or $.31 per share, $511, or $.27 per share and $253, or $.14 per share, in 1994, 1993 and 1992, respectively.

     Net interest income was $3,883, $3,288 and $2,736 in 1994, 1993 and 1992, respectively, representing increases of $595, $552 and $728 in 1994, 1993 and 1992, respectively, from prior years. The 1994 increase was the result of an increase in average interest earning assets of $13,219 from the prior comparable period. The increase in average interest earning assets is attributable to an increase in average total loans of $10,105 from the prior comparable period. Commercial loans, consumer loans and mortgage loans increased $4,700, $2,822 and $2,583, respectively, from the prior comparable period. Additionally, average federal funds sold and investment securities increased $2,249 and $865, respectively, from the prior comparable period.

     Funding the overall increase in average interest earning assets in 1994 was an increase in average interest bearing liabilities of $9,711. The increase in average interest bearing liabilities is attributable to an increase in average total deposits of $9,808. Other Time deposits, Demand CDs $100 and Over, Savings NOW and Money Market CDs increased $5,441, $3,205, $2,360, $1,477, $995 and $702, respectively. Additionally, average Money Markets and Federal funds purchased decreased $1,167 and $97, respectively from the prior comparable period.

     The 1993 increase was the result of an increase in average interest earning assets of $83 and the increase in the net interest spread of .92% from the prior comparable period. The increase in average interest earning assets is attributable to an increase in average total loans of $3,691. Mortgage loans and commercial loans increased $4,376 and $1,553, respectively while consumer loans decreased $2,238. Additionally, average federal funds sold and investment securities decreased $3,574 and $34, respectively from the prior comparable period.

     Even though average interest earning assets increased by $83 in 1993, average interest bearing liabilities decreased by $2,283. The decrease in average interest bearing liabilities is attributable to a decrease in average total deposits and repos, of $2,122 and $161, respectively. Money Market CDs and Other Time deposits decreased $1,057 and $6,378, respectively, while demand, NOW, Money Market, Savings, and CDs $100 and over increased $2,145, $1,643, $1,607, $1,049 and $1,014, respectively. Additionally, average federal funds purchased increased $85, while repos decreased $246 from the prior comparable period.

     The 1992 increase was the result of an increase in average interest earning assets of $9,251 and the increase in the net interest spread of .65% from the prior comparable period. The increase in average interest earning assets is attributable to an increase in average total loans of $4,526. Mortgage loans and commercial loans increased $2,803 and $2,572, respectively, while consumer loans decreased $849. Additionally, average investment securities increased $5,441, while federal funds sold and trading account securities decreased $438 and $278, respectively, from the prior comparable period.

     Funding the overall growth in average interest earning assets during 1992 was an increase in average total deposits of $9,320. The largest increase of $7,887 occurred in savings deposits. Money market accounts, demand deposits and NOW accounts increased $3,422, $1,999 and $535, respectively. Money market CD's, other time deposits and CD's of $100 and over decreased $2,116, $1,745 and $670, respectively, from the prior comparable period.

     Non-interest income was $703, $443 and $117 in 1994, 1993 and 1992, respectively, representing an increase of $260, $326 and $112 in 1994, 1993 and 1992, respectively, from prior years. The 1994 increase resulted primarily from an increase in gain on sale of loans and service fees on deposit accounts of $190 and $46, respectively.

     The 1993 increase resulted primarily from an increase in gain on sale of loans and service fees on deposit accounts of $272 and $54, respectively.

     The provision for loan losses charged to net interest income for the year ended December 31, 1994 increased $22 from the prior comparable period, resulting in an allowance for loan losses of $569 at December 31, 1994. Net charge offs for the year ended December 31, 1994 was $99 compared with $88 for the same period in 1993. The increase in the provision for loan losses being charged to net interest income for the year ended December 31, 1994 as compared to the prior comparable period is due to the increase in the loan portfolio of $11,993 from December 31, 1993 to December 31, 1994.

     As of December 31, 1994, non-performing loans, which includes non-accrual and ninety days or more past due loans, increased by $481 to $764 from $283 at December 31, 1993. The Bank's allowance for loan losses at December 31, 1994 represents
 .83% of total loans and 74% of nonperforming loans, compared to .96% of total loans and 191% of non-performing loans at
December 31, 1993.

Liquidity and Capital Resources

     Liquidity is the Bank's ability to meet its cash flow requirements in terms of customer loan demand and deposit withdrawals. The liquidity required to fund the needs of the Bank's customers is achieved by converting readily marketable assets to cash, the receipt of loan payments and the maturing of earning assets. A stable deposit base also improves the Bank's liquidity position. This stems from the fact that stable deposits do not require significant amounts of liquidity to support net short-term or intermediate term demands of customers.

     Management considers the Bank's present liquidity position to be sufficient to meet its foreseeable needs. Liquidity currently is provided through a variety of sources, one of the most significant of which being the Bank's deposits, which totaled $84,737 as of December 31, 1994.

     At December 31, 1994, the Bank had unused lines of credit for the use of over night federal funds purchased of $4,000 with its correspondent banks.

     Liquidity can also be obtained by converting readily marketable assets to cash, which includes cash and due from banks as well as federal funds sold, which totaled $5,321, or 5.75% of total assets, as of December 31, 1994. Additionally, a source of liquidity to the Bank is the sale of securities sold under agreements to repurchase. These agreements generally have terms from 30 to 90 days and are utilized as alternative sources of funds to supplement deposits. As of December 31, 1994, the Bank had no securities sold under agreements to repurchase.

     Other sources of liquidity include funds received from the repayment of loans, as well as the ability of the Bank as a member of the Federal Reserve System to borrow from the discount window operated by the Federal Reserve. The purpose of the discount window is to make available to financial institutions a source of liquidity when other sources of funding are not available or feasible.

     The Bank's net interest income is affected by changes in market interest rates. The Bank attempts to manage its interest rate sensitivity to limit the risk of interest rate fluctuations and to maximize interest margins.

     For example the cumulative interest rate sensitivity gap for the Bank, as disclosed above, at the one year level indicates the Bank is liability sensitive which suggests that profitability would increase in a falling rate environment since liabilities will reprice faster than assets. Conversely, profitability will decrease in a rising interest rate environment.

Capital Adequacy

     Capital adequacy is a measure of the amount of capital needed to sustain asset growth while providing safety for depositors' funds and stockholders' investments by acting as a buffer to absorb losses. The Bank and the Company are committed to improving their capital position and regularly evaluate their requirements for equity capital.

     The Federal Reserve has issued regulations requiring banks and bank holding companies (banking organizations) to maintain minimum levels of capital as a percentage of risk-weighted assets. Under these rules, a banking organization's assets and certain off-balance sheet activities are classified into categories, with the least capital required for the category deemed to have the least risk, and the most capital required for the category deemed to have most risk. Under the currently effective regulations, banking organizations are required to maintain total capital of 8.00% of risk-weighted assets, of which half must be "core" or "tier I" capital. The following tables set forth the calculation of risk-weighted capital at the dates indicated:

Calculation of Risk-Weighted Capital*

                                             At December 31,
                                           1994          1993
                                         (Dollars in Thousands)
Total stockholders' equity ..............$ 7,010        $ 6,410
  (Tier 1 Capital)
Allowance for loan losses ...............    569            540
  (limited to 1.25% of gross
  risk-weighted assets)
Total Capital ...........................$ 7,579        $ 6,950

Risk-weighted assets ....................$65,195        $53,029
Risk-weighted off balance
  sheet items ...........................  1,635            287
Total risk-weighted assets ..............$66,830        $53,316

Tier 1 capital as a percentage
  of total risk-weighted assets .........  10.49%         12.02%
Total capital as a percentage
  of total risk-weighted assets .........  11.34%         13.04%

* Calculation of Risk-weighted Capital is performed on a stand-alone basis for West Jersey Community Bank.

CONSOLIDATED BALANCE SHEETS

                                                  At December 31,
                                                1994          1993
                                              (Dollars in Thousands
                                               Except Share Amounts)
Assets:
Cash and due from banks ......................$ 5,021       $ 2,109
Federal funds sold ...........................    300         1,525
Total cash and cash equivalents ..............  5,321         3,634
Investment securities (approximate market
  value of $17,573 in 1994 and $10,743 in
  1993) (Notes 3 and 6) ...................... 18,197        10,495
Loans, less allowance for loan losses of $569
  for 1994 and $540 for 1993 (Note 4) ........ 65,888        52,193
Loans available for sale (Notes 2 and 4) .....  1,782         3,449
Premises and equipment (Notes 5, 7 and 9) ....    692           628
Accrued interest receivable ..................    539           406
Other assets .................................     63            54

                                              $92,482       $70,859

Liabilities and Stockholders' Equity:
Deposits:
  Non-interest bearing demand ................$14,672       $10,387
  Savings .................................... 14,307        17,369
  Money market accounts ...................... 10,246         9,959
  Time ....................................... 45,512        25,336
                                               84,737        63,051
Securities sold under agreements to
  repurchase (Note 6) ........................      0         1,146
Accrued expenses and other liabilities .......    325           186
                                               85,062        64,383

Commitments and Contingent Liabilities
(Note 7):

Stockholders' Equity (Note 8):
  Preferred stock (no par value, author-
    ized 5,000,000 shares, none issued
    and outstanding)
  Common stock (no par value, authorized
    10,000,000 shares; issued and out-
    standing 1,958,196 shares in 1994
    and 1,889,556 in 1993) ...................  9,073         8,729
  Accumulated deficit ........................ (1,653)       (2,253)
                                                7,420         6,476
                                              $92,482       $70,859

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                               Common     Accumulated
                               Stock        Deficit       Total
                                    (Dollars in Thousands)
Balance,
  December 31, 1991            $ 7,642     $(3,017)      $ 4,625

  Issuance of 224,250
  shares of common stock
  on June 7, 1992                1,220         ---         1,220

  Offering costs                  (133)        ---          (133)

    Net Income                     ---         253           253

Balance,
  December 31, 1992              8,729      (2,764)        5,965

    Net Income                     ---         511           511

Balance,
  December 31, 1993              8,729      (2,253)        6,476

  Exercise of 68,840
  common stock warrants
  on June 6, 1994                  344         ---           344

    Net Income                     ---         600           600

Balance,
  December 31, 1994            $ 9,073     $(1,653)      $ 7,420

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1.  Summary of Significant Accounting Policies

     The following is a description of the significant accounting policies followed by West Jersey Bancshares, Inc. (the "Company") and its subsidiary ("West Jersey Community Bank" or the "Bank") in the preparation of the accompanying consolidated financial statements.

     Principles of Consolidation: The financial statements include the accounts of West Jersey Bancshares, Inc. and its wholly-owned subsidiary, West Jersey Community Bank. All material intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

     Securities: Investment securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discount using methods which approximate the interest method over the term of the investments. Investment security gains and losses are accounted for on the specific identification method. Investment securities are stated at amortized cost because the Bank has both the intent and ability to hold these securities on a long term basis or until maturity.

     Loans: Loans are carried at their principal amount, plus any prepaid dealer reserve. Interest income on loans is credited to income based on loan principal amounts outstanding based on the interest method.

     Generally, the accrual of interest income on loans is discontinued if certain factors indicate reasonable doubt as to the timely collectibility of such interest. The accrual of interest income on commercial loans is discontinued when a loan is past due 90 days or more. Loans that are past due on which the accrual of interest income has been discontinued are designated as nonaccrual and all accrued interest income is reversed against current period income. Interest income is recognized subsequently only in the period collected. Loans are returned to an accrual status when factors indicating doubtful collectibility on a timely basis no longer exist.

     Prepaid Dealer Reserve: Fees paid in connection with the origination of dealer auto loans are deferred and amortized as a yield adjustment over the contractual life of the loans in accordance with Statement of Financial Accounting Standards
No. 91.

     Allowance for Loan Losses: The allowance for loan losses is maintained at a level considered by management to be adequate to provide for potential loan losses. The allowance is increased by provisions charged to expense and reduced by net charge-offs.
The level of the allowance is based on management's evaluation of potential losses in the loan portfolio, after consideration of prevailing and anticipated economic conditions and trends. The current economic uncertainty has resulted in additional risks that estimates of required allowances may change quickly because of changing economic conditions and the economic prospects of the Bank's borrowers. As a result, additional provisions may be required in the future if borrowers, financial conditions deteriorate or real estate values decline, and such additional provisions may be material.


Note 2.  Loans Available For Sale

     At December 31, 1994 and 1993, the Bank had first mortgage loans available for sale of $1,782 and $3,449, respectively. These loans were originated only after investors entered into an agreement to purchase the loans. These loans are carried at the lower of cost or market value, determined on an aggregate basis, at December 31, 1994 and 1993.


Note 3.  Investment Securities

     At December 31, 1994 and December 31, 1993 the amortized cost and estimated market values of investment securities is as follows:

                                                  1994
                                           Gross       Gross      Estimated
                              Amortized  Unrealized  Unrealized    Market
                                Cost       Gains       Losses      Value
                                         (Dollars in Thousands)
US Treasury securities .......$ 6,504     $   ---     $  (154)     $ 6,350

Collateralized mortgage
  obligations ................  4,015         ---        (252)       3,763

Mortgage-backed securities ...  7,337         ---        (218)       7,119

Other securities .............    341         ---         ---          341

                              $18,197     $   ---     $  (624)     $17,573



                                                  1993
                                           Gross       Gross      Estimated
                              Amortized  Unrealized  Unrealized    Market
                                Cost       Gains       Losses      Value
                                         (Dollars in Thousands)
US Treasury securities .......$ 5,548     $   145     $   ---      $ 5,693

Collateralized mortgage
  obligations ................  3,002          79         ---        3,081

Mortgage-backed securities ...  1,604          24         ---        1,628

Other securities .............    341         ---         ---          341

                              $10,495     $   248     $   ---      $10,743


     Changes in the allowance for loan losses for the years ended
December 31, 1994, 1993 and 1992 are as follows:

                                        1994      1993      1992
                                          (Dollars in Thousands)
Balance, beginning of year ............$ 540     $ 522     $ 530
  Provision charged to operations .....  128       106        77
  Charge-offs ......................... (111)      (94)      (92)
  Recoveries ..........................   12         6         7
Balance, end of year ..................$ 569     $ 540     $ 522

Note 5.  Bank Premises and Equipment

     At December 31, 1994 and December 31, 1993 bank premises and equipment consisted of the following:

                                          1994       1993
                                       (Dollars in Thousands)
Leasehold improvements ..................$  492     $  433
Furniture, fixtures and equipment ....... 1,083        837
                                          1,575      1,270
Less accumulated depreciation and
  amortization ..........................  (883)      (642)

                                         $  692     $  628

     Depreciation and amortization expense amounted to $242, $199 and $181 in 1994, 1993 and 1992, respectively:


Note 6.  Securities Sold Under Agreements to Repurchase

     The majority of securities sold under repurchase agreements mature within 30 days.

     Additional information regarding securities sold under repurchase agreements follows:

                                      1994         1993
                                    (Dollars in Thousands)

During the year:
  Maximum outstanding at any
    month-end .......................$  841       $1,300

  Daily average .....................   449          540
    Weighted average interest rate .........3.52%        3.09%

At December 31, weighted average
  interest rate .....................  0.00%        2.71%

     Investment securities with an approximate carrying amount of $993 and $1,996, respectively December 31, 1994 and 1993 were pledged by the Bank to secure these borrowings.

     Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitment amounts do not necessarily represent future cash requirements, the Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include mortgages on commercial and residential real estate, deposit accounts with the Company or other financial institutions, and securities.


Note 8.  Common Stock and Accumulated Deficit

     Dividends

     The Company will be dependent upon dividends from the Bank for funds from which the Company can pay cash dividends, if any, to its shareholders. The payment of dividends by the Company and the Bank are subject to restrictions imposed by applicable banking and other laws, regulations and policies. The Bank is currently prohibited by banking regulations from paying cash dividends.

     Stock Option Plan and Grant

     Under the Company's 1989 Stock Option and Stock Appreciation Rights Program, options to purchase up to 112,364 shares of Common Stock are authorized until February 27, 2000. Under the Plan, 92,659 options have been granted to Directors and Officers of the Company at $5.00 per share. The options become vested and exercisable in an amount of incentive options to vest per year as permitted under the Internal Revenue Code of 1986 as amended. At December 31, 1994 there are 92,659 options exercisable at $5.00 per share.

     Stock Warrants

     Directors and certain of the other priority offerees have received from the Company 128,416 non-transferable warrants (the "Offering Warrants") in conjunction with the Company's sale of its stock in its initial public offering. The Offering Warrants are exercisable through February 27, 1997 at a price of $5.00 per share.

     The Company, in conjunction with the secondary stock offering, issued 224,250 non-transferable warrants ("Purchase Warrants"). The Purchase Warrants are exercisable for a two year period commencing on June 7, 1992 at a price of $5.00 per share and for an additional one year period thereafter at a price of $7.00 per share.

     If the Company increases the number of shares of Common Stock outstanding through a dividend or other distribution, or if the number of outstanding shares of Common Stock shall be subdivided into a greater or lesser number of shares, then the number of Offering, Shareholder or Purchase Warrants shall be proportionately adjusted.


Note 9.  Related Party Transactions

     The Chairman of the Board of the Company and the Bank is affiliated with a general partner of the limited partnership which leases the Company and the Bank its premises. The Company and the Bank paid rental fees to the partnership of approximately $240 in 1994, $237 in 1993 and $237 in 1992.

     A Director of the Bank is a member of the law firm which represents the Company and the Bank as general counsel. The Company and the Bank paid legal fees to this law firm of approximately $141 in 1994, $135 in 1993 and $96 in 1992.

     A Director of the Bank is a member of a law firm which represents the Company and the Bank. The Company and the Bank paid legal fees to this law firm of approximately $14 in 1994.


Note 10.  Income Taxes

     Income tax expense (benefit) for the years ended December 31 consists of the following components:


                                          1994       1993
                                       (Dollars in Thousands)

Current federal tax expense before
  utilization of net operating loss
  carryforward ..........................$ 227      $ 173

Deferred Benefit ........................$  (5)     $  (8)

Utilization of net operating loss
  carryforward ..........................$(222)     $(165)

                                         $ ---      $ ---

     Deferred income taxes for 1994 and 1993 reflect the tax effect of changes in the amounts of temporary differences during the years ended December 31, 1994 and 1993 computed in accordance with SFAS 109.

     The tax effects of significant items comprising the net deferred tax assets as of December 31, 1994 and 1993 were as follows:

                                          1994       1993
                                       (Dollars in Thousands)

Deferred tax asset
  Allowance for loan losses              $ 152      $ 154
  Organization expenses                     46         27
  Depreciation                              23         27
  Tax Net Operating Loss Carryforward      283        524
  Alternate Minimum Tax Credit
    Carryforward                            10          4
Total deferred tax asset ................  514        736
Deferred tax liabilities
      Discount on securities                 2          4
Net deferred tax asset ..................  512        732
Valuation allowance ..................... (502)      (728)
Net deferred tax asset ..................$  10      $   4


Note 11.  Employee Benefits

     Effective January 1, 1993 the Bank adopted a 401(K) Plan (the "Plan"). All employees of the Bank who worked more than 1,000 hours and are at least 18 years of age are eligible to participate in the Plan. The plan provides for the Bank to issue a one time basic contribution of 2% of employees base earnings. For the year ended December 31, 1994 and 1993 expenses related to the Plan were $24 and $18, respectively.


Note 12.  Parent Company Financial Information

     Condensed financial information for West Jersey Bancshares,
Inc. (parent company only) is as follows:

Condensed Balance Sheets

                                                December 31,
                                              1994       1993
                                           (Dollars in Thousands)
Assets:
  Cash and due from banks ...................$  410     $   64
  Investment in subsidiary, at equity ....... 7,010      6,410
  Other assets ..............................     0          2

                                             $7,420     $6,476

Stockholders' Equity ........................ 7,420      6,476

                                             $7,420     $6,476


Condensed Statements of Income

                                         Year Ended December 31,
                                         1994     1993     1992

Equity in Net Income of subsidiary ......$600     $511     $253
Net Income ..............................$600     $511     $253

INDEPENDENT AUDITORS' REPORT



Board of Directors
West Jersey Bancshares, Inc.
Fairfield, New Jersey

We have audited the accompanying consolidated balance sheets of West Jersey Bancshares, Inc. and subsidiary as of December 31, 1994 and 1993 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of West Jersey Bancshares, Inc. and subsidiary as of December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

Parsippany, New Jersey

February 22, 1995

SELECTED STATISTICAL INFORMATION

(Dollars in Thousands Except for Per Share Data)


Distributions of Average Assets, Liabilities and Stockholders'
Equity

     The following table shows the average daily balances and percentage distribution of the Company's assets, liabilities and stockholders' equity.

                                        Year ended December 31,    Year ended December 31,
                                                 1994                        1993
                                          Amount    % of Total       Amount    % of Total
                                                        (Dollars in Thousands)
Assets:
  Cash and due from banks .............. $ 3,382       4.16%        $ 2,832       4.20%
  Investment securities ................  12,600      15.50          11,735      17.39
  Federal funds sold ...................   4,237       5.21           1,988       2.95
  Loans, less allowance for loan losses
    of $569 and $540 ...................  57,702      70.98          47,609      70.54
  Loans available for sale .............   2,226       2.74           2,214       3.28
  Bank premises and equipment, net .....     667        .82             660        .98
  Other assets .........................     478        .59             450        .66

    Total Assets                         $81,292     100.00%        $67,488     100.00%
                                         =======     ======         =======     ======

Liabilities:
  Deposits:
    Demand ............................. $11,634      14.31%        $ 8,429      12.49%
    Money market .......................   6,907       8.50           8,074      11.96
    Interest checking ..................   4,381       5.39           3,387       5.02
    Savings ............................  16,879      20.76          15,402      22.82
    Time ...............................  33,705      41.46          25,202      37.34
                                          73,506      90.42          60,494      89.63
Federal funds purchased/short term
  borrowing ............................     529        .65             625        .93
Accrued expenses and other liabilities .     274        .34             178        .26

    Total Liabilities                     74,309      91.41          61,297      90.22

Stockholders' Equity:
  Common stock .........................   8,366      10.29           8,043      11.92
  Accumulated deficit ..................  (1,383)     (1.70)         (1,852)     (2.74)
                                           6,983       8.59           6,191       9.18

                                         $81,292     100.00%        $67,488     100.00%
                                         =======     ======         =======     ======

INVESTMENT SECURITIES

     The Company's investment objectives are threefold:
preservation of the principal value of the portfolio, maintenance of a high degree of liquidity and creation of income. The following table shows the composition of the Company's investment portfolio at the dates indicated.

                                  At December 31,         At December 31,
                                       1994                    1993
                                            Approx.                 Approx.
                                Carrying    market      Carrying    market
                                 amount      value       amount      value
                                            (Dollars in Thousands)
US Treasury securities ........ $ 6,504     $ 6,350     $ 5,548     $ 5,693
Mortgage-backed securities ....  11,352      10,882       4,606       4,709
Other securities ..............     341         341         341         341

                                $18,197     $17,573     $10,495     $10,743

     The following table sets forth the maturities of the Company's investment securities and the weighted average yields of such securities at December 31, 1994.

                                               Mortgage
                           US                   Backed
                           Treasury   Yield   Securities   Yield    Other    Yield    Total
                                                  (Dollars in Thousands)
Maturing:
Within one year .......... $ 1,970     5.81%    $ 2,996     6.53%  $   ---     ---%  $ 4,966
After one but within five
  years ..................   4,534     6.18       4,999     6.60       ---     ---     9,533
After five years but
  within ten years .......     ---      ---       1,015     5.68       100    7.50     1,115
After ten years ..........     ---      ---       2,342     6.16       ---             2,342
Sub-total ................   6,504     6.07      11,352     6.41       100    7.50    17,956

Other securities .........     ---      ---         ---      ---       241    6.00       241

                           $ 6,504     6.07%    $11,352     6.41%  $  6.41    6.44%  $18,197
                           =======    =====     =======    =====   =======   =====   =======

SUMMARY OF LOAN LOSS EXPERIENCE AND ALLOWANCE FOR LOAN LOSSES

     The table below summarizes the changes in the allowance for loan losses for the year ended December 31, 1994 and December 31, 1993.

                                              1994       1993
                                           (Dollars in Thousands)

Balance, beginning of year ................. $ 540      $ 522

Loans charged-off:
  Installment ..............................   (27)       (86)
  Commercial ...............................   (84)        (8)
                                              (111)       (94)
Recoveries .................................    12          6

Provision charged to operations ............   128        106

Balance, end of year ....................... $ 569      $ 540

Allowance for loan losses as a percent
  of year-end loans ........................   .83%       .96%

Net charge offs as a percent of
  average loans ............................   .17%       .18%


     The most significant risk characteristic of the Company's loan portfolio is the geographic concentration of the loans in northern New Jersey. Northern New Jersey is still in an economic slowdown that includes rising levels of unemployment, flat real estate values and an overall sluggish economy. Although these factors may affect the Company's loan portfolio, the effects, if any, cannot be quantified.

     The Company's loan portfolio includes $1,463 and $3,917 of purchased second mortgage loans at December 31, 1994 and 1993, respectively. These loans are secured by real estate in New Jersey. The New Jersey real estate market is depressed. If this trend continues, the equity which secures the second mortgages may be depleted and therefore the Company may suffer losses in the event the loans default. At December 31, 1994 and 1993, there were no second mortgage loans that were greater than 90 days past due.

     The Company's loan portfolio includes $10,727 and $8,734 of indirect auto loans at December 31, 1994 and 1993, respectively. The collateral securing these loans inherently depreciates in value. In the event of default, therefore, the collateral value may not be sufficient to mitigate any losses. Approximately $9 and $11 of indirect auto loans were 90 days or more past due at December 31, 19__ and 1993, respectively.

     The risk of nonpayment (or deferred payment) of loans is inherent in commercial banking. Furthermore, the Company's marketing focus on small to medium sized businesses and professional organizations may involve certain lending risks not inherent in loans to large companies. Small companies may have shorter operating histories, less sophisticated internal recordkeeping and financial capabilities, and greater debt to equity ratios.

FINANCIAL RATIOS, PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Financial Ratios

     The following table shows certain key financial ratios for the Company for the years ended December 31, 1994 and 1993.

                                       Year ended     Year ended
                                      December 31,   December 31,
                                          1994           1993

Net income as a percentage of:
  Average total assets ...............    0.74%          0.76%
  Average stockholders' equity .......    8.57           8.25
Average stockholders' equity as a
  percentage of:
  Average total assets ...............    8.65           9.17
  Average total deposits .............    9.53          10.23

Price Range of Common Stock

     As of February 24, 1995, there were approximately 376 holders of record of the Company's Common stock. Due to the limited market for the Common Stock, there have only been sporadic quotes for the purchase and sale of the Common Stock during 1994, ranging from $3.13 to $5.00 per share. At present, there is only a limited public market for Common Stock maintained by FIA Capital Group, Inc., McConnell, Budd & Downes, Inc. and Ryan Beck & Co.

Dividends

     The Board of Directors of the Company has not previously and does not intend to declare cash dividends on the Common Stock in the immediate future. The Company, as a bank holding company, will obtain funds for the payment of dividends on the Common Stock and for its other cash requirements primarily from the dividends and fees paid to it by the Bank and any other subsidiaries which it may acquire or create in the future. The payment of dividends by the Bank is subject to various statutory and regulatory restrictions, and are currently prohibited under applicable regulations. Furthermore, the Bank intends to retain earnings, if any, for the purpose of strengthening its capital during its initial years of operations. The future dividend policy of the Company is subject to certain regulatory considerations and to the discretion of the Board of Directors and will depend upon a number of factors, including operating results and financial condition of the Company and the Bank and general business conditions. Holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors of the Company out of funds legally available therefor. No assurance can be given that any cash or stock dividends will be declared, or if declared, the amount or timing of such dividend payments.
WEST JERSEY BANCSHARES, INC. AND
WEST JERSEY COMMUNITY BANK

DIRECTORS OF THE COMPANY
AND THE BANK                       DIRECTOR OF THE COMPANY

Michael J. McGrath, Sr.            Raymond M. Durkin
Chairman of the Board of Directors Ray Durkin Consulting
Holding Company and the Bank
President and Chief Executive      DIRECTORS OF THE BANK
Officer of Planned Capital
Investment Corp.                   Grace C. Cunningham
                                   Human Resources
Edward R. McMahon                  AT&T Network Systems
Attorney at Law
Lum, Danzis, Drasco, Positan &     Michael J. McGrath, Jr.
  Kleinberg                        Senior Vice President
                                   West Jersey Community Bank
Gerard Riker
Executive Vice President and       EXECUTIVE OFFICERS OF THE COMPANY
Chief Financial Officer            AND THE BANK
Holding Company and the Bank
                                   John A. Van Voorhis
Nicholas Rizzo                     President and Chief Executive
Managing Partner, Rizzo Associates Officer
Biltmore Realty Co. and
Edgewater Associates,              Gerard Riker
President                          Executive Vice President and Chief
P&S Development Corp.              Financial Officer

Peter G. Stewart                   BUSINESS COUNCIL DIRECTORS
Attorney at Law
Carella, Byrne, Bain, Gilfillan    Steve Adubato
Cecchi & Stewart                   Director, Newark North Ward Center

John A. Sullivan, III              Thomas Barrett
Publisher                          Barrett & Matola Advertising
"The Progress"
                                   Ron Brown
John E. Sullivan                   President
President                          Emet Properties Management &
Heritage Financial Resources, Inc. Development

John A. Van Voorhis                John J. Collins
President and Chief ExecutiveOfficerRetired pharmacist
Holding Company and the Bank
                                   Vincent J. DeVito
                                   Local 1245
                                   United Food & Commercial Workers

                                   James Johnston
                                   Jim Johnston's Steakhouse

                                   Joseph Martin
                                   Arthur Andersen LLP

                                   Ken Merin, Esq.
                                   Peterson & Ross

                                   Robert Norris
                                   H. E. Schanz & Co. Hardware

                                   John Pollack
                                   Andy Johns Fashions

                                   William Raftery
                                   Sports Announcer

                          [BACK COVER]



































                  WEST JERSEY BANCSHARES, INC.







 165 Passaic Avenue, Fairfield, New Jersey 07004 - 201-808-0007.
                 Fax 201-808-1899.  Member FDIC